NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
CHARTER OF TARGETED MEDICAL PHARMA, INC.

I.     Purpose

The purpose of the Nominating and Corporate Governance Committee of the Board of Directors (the "Committee") of Targeted Medical Pharma, Inc. (“TMP") is to:

➢	provide assistance to the Board of Directors in identifying and recommending individuals qualified to serve as directors of TMP,
➢	to review the composition of the Board of Directors,
➢
to adopt and publish Corporate Governance Guidelines and annually review and recommend corporate governance policies for TMP and to evaluate periodically the performance of the Board of Directors relative to those guidelines.

➢	the Committee shall report on its activities periodically to the Board of Directors.

II.    Powers and Duties

The function, powers and duties of the Committee are as follows:

1.
Identify qualified individuals to serve as members of TMP's Board of Directors. In identifying candidates for membership on the Board of Directors, the Committee shall take into account all factors it considers appropriate, which may include (a) ensuring that the Board of Directors, as a whole, is diverse and consists of individuals with various and relevant career experience, relevant technical skills, industry knowledge and experience, financial expertise (including expertise that could qualify a director as an “audit committee financial expert,” as that term is defined by the rules of the Securities and Exchange Commission (“SEC”), local or community ties and (b) minimum individual qualifications, including strength of character, mature judgment, time availability, familiarity with TMP’s business and industry, independence of thought and an ability to work collegially. The Committee also may consider the extent to which the candidate would fill a present need on the Board of Directors.

2.	Review the qualifications and performance of incumbent directors to determine whether to recommend them to the Board of Directors as nominees for reelection.

3.	Review and consider candidates who may be suggested by any director or executive officer of TMP, or by any shareholder if made in accordance with TMP's charter, bylaws and applicable law.

4.	Recruit and recommend to the Board of Directors qualified nominees for new or vacant positions on TMP's Board of Directors.

5.
Review and recommend to the Board of Directors, after consulting with the Chairman of the Board and the Chief Executive Officer, directors to serve as members of the various committees of the Board of Director

6.	Review considerations relating to board composition, including size of the board, term and age limits, and the criteria for membership on the Board of Directors.

7.	Review periodically the management succession plan of TMP and recommend formally to the Board a successor to the chief executive officer when a vacancy occurs.

8.
Review and recommend corporate governance policies, including those relating to the structure and operations of the Board of Directors, and develop and recommend a Code of Ethics for TMP’s directors, officers and employees.

9.	Not less frequently than annually, evaluate the performance of the Board of Directors, assess its contribution to TMP and evaluate the effectiveness of the current policies and practices of the Board.

10.	Review the orientation process and the continuing education program for all directors, as may be required by applicable listing standards or other regulatory requirements.

11.
Monitor, oversee and review compliance with TMP’s Code of Ethics and other applicable policies of TMP; provided, however, that monitoring of compliance with the provisions of the Code of Ethics that relate to accounting disclosures and regulations of the SEC or The Nasdaq Stock Market, Inc. (“NASDAQ”) or misrepresentations of or omissions from financial statements or related financial information shall be referred to TMP’s Audit Committee for action.

12.
Serve as the initial reviewing body for allegations of violations of the Code of Ethics or requests for waivers of the provisions of the Code of Ethics by a director or executive officer of TMP; provided, however, that the initial review of allegations of violations or request for waiver of the provisions of the Code of Ethics that relate to accounting disclosures and regulations of the SEC or NASDAQ, or misrepresentations of or omissions from financial statements or related financial information shall be referred to TMP’s Audit Committee for action.

13.
Make recommendations to the Board about responses to communications with regulatory authorities and agencies arising out of inquiries and/or investigations relating to the Code of Ethics and TMP’s Insider Trading Policy, and applicable state and federal laws, to the extent the Committee deems necessary or appropriate. Issues relating to inquiries or investigations regarding the quality of financial reports filed by TMP with the SEC or otherwise distributed to the public shall be referred to the Audit Committee for action.

14.	Meet with the Chairman of the Board prior to each meeting of the Board of Directors to review the meeting agenda and make recommendations regarding items to be included on the meeting agenda.

15.
Make such recommendations to the Board of Directors as the Committee may consider appropriate and consistent with its purpose, and take such other actions and perform such services as may be referred to it from time to time by the Board of Directors.

III.       Composition of Committee
The Committee shall be comprised of not less than three Board members, including a Committee Chairman, designated by the Board of Directors, each of whom shall be independent within the meaning of the listing standards set forth by The NASDAQ and any other applicable laws, rules, or regulations.

IV.    Meetings
The Committee shall meet at least annually and more frequently as necessary or appropriate, including teleconferences when appropriate. Special meetings of the Committee may be called on one-day notice by the Chairman of the Board or the Committee Chairman. A majority of the Committee shall constitute a quorum, and the Committee shall act only on the affirmative vote of a majority of the members present at the meeting; provided that the Committee may form and delegate authority to subcommittees or members when appropriate. The Committee shall maintain minutes of all meetings documenting its activities and recommendations to the Board.

V.     Committee Access and Resources
In carrying out its responsibilities, the Committee shall have access to all TMP’s books, records, directors, officers and employees. The Committee shall have the authority to consult with TMP’s counsel. It shall also have the authority to employ any counsel or other advisor of its selection, at TMP’s expense, should the Committee deem it appropriate or desirable to do so.